SCHEDULE 13D

Amendment No. 5
Key Energy Group, Inc.
common stock
Cusip # 492914106


Cusip # 492914106
Item 1:	Reporting Person - FMR Corp. - (Tax ID:  04-2507163)
Item 4:	PF
Item 6:	Commonwealth of Massachusetts
Item 7:	2,711,729
Item 8:	None
Item 9:	3,352,639
Item 10:	None
Item 11:	3,352,639
Item 13:	27.47%
Item 14:	HC


PREAMBLE

	The filing of this Schedule 13D is not, and should not be deemed to be, an admission that such Schedule 13D is required to be filed. See the discussion under Item 2. This Schedule 13D is being filed by FMR Corp., a Massachusetts corporation ("FMR"). FMR has previously filed a Schedule 13G with respect to Shares (as defined below) and is filing this Schedule 13D as a result of the acquisition of Shares described in Item 3 hereof.

Item 1.	Security and Issuer.

	This statement relates to shares of the common stock, $0.10 par value (the "Shares") of Key Energy Group, Inc., a Maryland corporation (the "Company"). The principal executive offices of the Company are located at 257 Livingston Avenue, New Brunswick,
NJ 08901-3054.

Item 2.	Identity and Background.

	This statement is being filed by FMR. FMR is a holding company one of whose principal assets is the capital stock of a wholly-owned subsidiary, Fidelity Management & Research Company ("Fidelity"), which is also a Massachusetts corporation.
Fidelity is an investment advisor which is registered under
Section 203 of the Investment Advisors Act of 1940 and which provides investment advisory services to more than 30 investment companies which are registered under Section 8 of the Investment Company Act of 1940 and serves as investment advisor to certain other funds which are generally offered to limited groups of investors (the "Fidelity Funds"). Fidelity Management Trust Company ("FMTC"), a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, serves as trustee or managing agent for various private investment accounts, primarily employee benefit plans and serves as investment adviser to certain other funds which are generally offered to limited groups of investors (the "Accounts"). Various directly or indirectly held subsidiaries of FMR are also engaged in investment management, venture capital asset management, securities brokerage, transfer and shareholder servicing and real estate development. The principal offices of FMR, Fidelity, and FMTC are located at 82 Devonshire Street, Boston, Massachusetts 02109.

	Members of the Edward C. Johnson 3d family are the predominant owners of Class B shares of common stock of FMR representing approximately 49% of the voting power of FMR. Mr. Johnson 3d owns 12.0% and Abigail Johnson owns 24.5% of the aggregate outstanding voting stock of FMR. Mr. Johnson 3d is the Chairman of FMR. The Johnson family group and all other Class B shareholders have entered into a shareholders' voting agreement under which all Class B shares will be voted in accordance with the majority vote of Class B shares. Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR. The business address and principal occupation of Mr. Johnson 3d is set forth in Schedule A hereto.

	The Shares to which this statement relates are owned directly by two of the Fidelity Funds, and two of the Accounts.

	Belmont Capital Partners II, L.P. ("Belmont II") a Delaware limited partnership that is one of the Accounts, directly owns 2,310,088 Shares and 351,436 warrants to purchase Shares.
Assuming exercise of all the warrants held by Belmont II, Belmont II would hold 2,661,524 Shares representing approximately 21.81% of the issued and outstanding Shares. The warrants held by Belmont II represent approximately 42.6% of all outstanding warrants. Belmont II is managed by a corporate general partner which is a wholly-owned subsidiary of FMR.

	The name, residence or business address, principal occupation or employment and citizenship of each of the executive officers and directors of FMR are set forth in Schedule A hereto.

	Within the past five years, none of the persons named in this Item 2 or listed on Schedule A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding and as a result thereof was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

	The Fidelity Funds which own or owned Shares purchased in the aggregate 38,000 Shares for cash in the amount of approximately $234,377, including brokerage commissions. The Fidelity Funds used their own assets in making such purchase and no part of the purchase price is represented by borrowed funds. In addition, certain of the Fidelity Funds previously held shares of common stock ("WellTech Shares") of WellTech, Inc., a Delaware corporation ("WellTech"), and such Fidelity Funds received in the aggregate 446,395 Shares and warrants to purchase 67,910 Shares in exchange for their WellTech Shares pursuant to a merger of WellTech with and into the Company (the "Merger"). The attached Schedule B sets forth Shares purchased and/or sold since May 13, 1997.

	The Accounts which own Shares received 2,640,100 Shares and warrants to purchase 401,641 Shares pursuant to the Merger in exchange for WellTech shares which the Accounts held. The
Accounts used their own assets in making such purchase and no part of the purchase price is represented by borrowed funds. The attached Schedule B sets forth Shares purchased and/or sold since May 13, 1997.

Item 4.	Purpose of Transaction.

	The purpose of Fidelity and FMTC in having the Fidelity Funds and the Accounts purchase Shares is to acquire an equity interest in the Company in pursuit of specified investment objectives established by the Board of Trustees of the Fidelity Funds and by the investors in the Accounts.

	Fidelity and FMTC, respectively, may continue to have the Fidelity Funds and the Accounts purchase Shares subject to a number of factors, including, among others, the availability of Shares for sale at what they consider to be reasonable prices and other investment opportunities that may be available to the Fidelity Funds and Accounts.

	Fidelity and FMTC, respectively, intend to review continuously the equity position of the Fidelity Funds and Accounts in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, Fidelity may determine to cease making additional purchases of Shares or to increase or decrease the equity interest in the Company by acquiring additional Shares, or by disposing of all or a portion of the Shares.

	Neither Fidelity nor FMTC has any present plan or proposal which relates to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale of transfer of a material amount of assets involving the Company or any of its subsidiaries, (ii) any change in the Company's present Board of Directors or management, (iii) any material changes in the Company's present capitalization or dividend policy or any other material change in the Company's business or corporate structure, (iv) any change in the Company's charter or by-laws, or (v) the Company's common stock becoming eligible for termination of its registration pursuant to Section 12(g)(4) of the 1934 Act.

Item 5.	Interest in Securities of Issuer.

	FMR, Fidelity, and FMTC, own 2,883,088 Shares and Warrants to purchase 469,551 Shares.

	(a)	FMR beneficially owns, through Fidelity, as investment
advisor to the Fidelity Funds, 640,910 Shares, or approximately
5.25% of the outstanding Shares of the Company, and through FMTC, the managing agent for the Accounts, 2,711,729 Shares, or approximately 22.22% of the outstanding Shares of the Company;
such reported ownership assumes exercise by the Fidelity Funds and Accounts of their warrants to purchase 401,641 Shares. Each warrant entitles the holder thereof to purchase one Share at an exercise price of $6.75 subject to certain adjustments for dilution events. Neither FMR, Fidelity, FMTC, nor any of its affiliates nor, to the best knowledge of FMR, any of the persons named in Schedule A hereto, beneficially owns any other Shares.
The combined holdings of FMR, Fidelity, and FMTC, are 3,352,639
Shares or warrants to purchase Shares, or approximately 27.47% of the outstanding Shares or warrants to purchase Shares of the Company.

	(b)	FMR, through its control of Fidelity, investment
advisor to the Fidelity Funds, and the Fidelity Funds each has sole power to dispose of the Shares beneficially owned by it. Neither FMR nor Mr. Johnson has the sole power to vote or direct the voting of the 640,910 Shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the Shares under written guidelines established by the Funds' Board of Trustees. FMR, through its control of FMTC, investment manager to the Accounts, and the Accounts each has sole dispositive power over 2,711,729 Shares and sole power to vote or to direct the voting of 2,711,729 Shares.

	(c)	Except as described in Item 3 above and as set forth in
Schedule B, neither FMR, or any of its affiliates, nor, to the best knowledge of FMR, any of the persons named in Schedule A hereto has effected any transaction in Shares during the past sixty (60) days.

Item 6.	Contract, Arrangements, Understandings or Relationships
With Respect to Securities of the Issuer.

	DDJ Capital Management, LLC or an affiliate of such company ("DDJ"), provides investment advisory consulting services for FMTC's use in connection with FMTC's investment management of one Account which own Shares and two Accounts which own warrants to purchase Shares. DDJ is not a direct or indirect subsidiary or affiliate of FMR Corp. or FMTC; DDJ has no shared or sole voting or dispositive power or any other investment discretion with respect to such securities or any other securities owned by Accounts managed by FMTC.

	In connection with the Merger, certain of the Fidelity Funds and Accounts, the Company and certain other persons entered into a Registration Rights Agreement dated as of March 28, 1996 pursuant to which the Company has registered under the Securities Act of 1933, as amended, the Shares, warrants to purchase Shares and the Shares issuable upon exercise of the warrants, in each case held by such Fidelity Funds and Accounts and such other persons.

	Other than the agreement(s) described in Item 3 above and except as may otherwise be described herein, neither FMR nor any of its affiliates nor, to the best knowledge of FMR, any of the persons named in Schedule A hereto has any joint venture, finder's fee, or other contract or arrangement with any person with respect to any securities of the Company.

	The Funds and Accounts may from time to time own debt securities issued by the Company or its direct or indirect subsidiaries, and may from time to time purchase and/or sell such debt securitites.



Item 7.	Material to be Filed as Exhibits.

	Registration Rights Agreement

	This statement speaks as of its date, and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

						FMR Corp.



DATE:	June 4, 1997	By:	/s/Arthur
Loring
	Arthur Loring
	Vice President-Legal





SCHEDULE A

	The name and present principal occupation or employment of each executive officer and director of FMR Corp. are set forth below. The business address of each person is 82 Devonshire Street, Boston, Massachusetts 02109, and the address of the corporation or organization in which such employment is conducted is the same as his business address. All of the persons listed below are U.S. citizens.

POSITION WITH
									PRINCIPAL
NAME	FMR CORP.	OCCUPATION

Edward C. Johnson 3d	President,
	Chairman of the
Director, CEO	Board and CEO, FMR
Chairman &
Mng. Director

J. Gary Burkhead	Director	President-Fidelity

Caleb Loring, Jr.	Director,	Director, FMR
	Mng. Director

James C. Curvey	Director, 	Sr. V.P., FMR
	Sr. V.P.

William L. Byrnes	Vice Chairman	Vice Chairman, FIL
Director & Mng.
Director

Abigail P. Johnson	Director	Portfolio Mgr -
Fidelity
		Management &
Research
		Company

Robert C. Pozen	Sr. V.P. & Gen'l	Sr. V.P. & Gen'l
	Counsel	Counsel, FMR

David C. Weinstein	Sr. Vice President	Sr. Vice President
Administration	Administration

Gerald M. Lieberman	Sr. Vice Pres. - 	Sr. Vice Pres. -
Chief Financial	Chief Financial
Officer	Officer



SCHEDULE B


Key Energy Group, Inc.

One Fidelity Account sold Shares since May 13, 1997 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

	DATE	SHARES	PRICE

	05-21-97	305,012	$15.0000





REGISTRATION RIGHTS AGREEMENT


	REGISTRATION RIGHTS AGREEMENT (the "Agreement") dated as of March 28, 1996, by and among Key Energy Group, Inc., a Maryland corporation (the "Company"), and each of the several Holders (as hereinafter defined) executing a signature page hereto.

	This Agreement is contemplated by a certain Agreement and Plan of Merger dated as of November 18, 1995 (the "Merger
Agreement") by and between the Company and WellTech, Inc., a Delaware corporation ("WellTech"), as amended.

	The parties hereby agree as follows:

	Section 1.	Definitions.

	As used in this Agreement, the following terms shall have the following meanings:

	"Advice" has the meaning set forth in Section 5.

	"Affiliate" means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such specified Person.

	"Business Day" means any day other than a day on which banks are authorized or required to be closed in the State of New York.

	"Closing Date" has the meaning ascribed thereto in the Merger Agreement.

	"Commission" means the Securities and Exchange Commission.

	"Common Shares" means 3,697,495 shares of Common Stock of the Company held by the Holders.

	"Common Stock" means the common stock, par value $.10 per share, of the Company.

	"Company" has the meaning set forth in the preamble and shall include the Company's successors by merger, acquisition, reorganization or otherwise.

	"Controlling Persons" has the meaning set forth in Section
8(a).

	"Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time, or any successor statute, and the rules and regulations of the Commission promulgated thereunder.

	"Holder" means each holder of record of Registrable
Securities.

	"Holders' Counsel" means Goodwin, Procter & Hoar or any successor counsel selected by Holders of a majority in interest of the Registrable Securities.

	"Inspectors" has the meaning set forth in Section 4(m).

	"Lock-up Request" has the meaning set forth in Section 10.

	"NASD" has the meaning set forth in Section 4(q).

	"Person" means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization or government or other agency or political subdivision thereof.

	"Piggy-Back Registration" has the meaning set forth in
Section 3(a).

	"Prospectus" means the prospectus included in any Registration Statement (including, without limitation, a prospectus that discloses information previously omitted from a prospectus filed as part of an effective registration statement in reliance upon Rule 430A promulgated under the Securities Act), as amended or supplemented by any prospectus supplement, including a prospectus supplement with respect to the terms of the offering of any portion of the Registrable Securities covered by a Shelf Registration Statement, and by all other amendments and supplements to the prospectus, including post-effective amendments, and in each case including all material incorporated by reference or deemed to be incorporated by reference in such prospectus.

	"Records" has the meaning set forth in Section 4(m).

	"Registrable Securities" means, collectively, the Common Shares, the Warrants and the Warrant Shares until such time as
(i) a Registration Statement covering such Registrable Securities has been declared effective and such Registrable Securities have been disposed of pursuant to such effective Registration Statement, (ii) such Registrable Securities are transferred to any Person other than a Holder pursuant to Rule 144 (or any similar provision then in force, but not Rule 144A) under the Securities Act, including a sale pursuant to the provisions of Rule 144(k), or (iii) such Registrable Securities shall cease to be outstanding.

	"Registration Expenses" has the meaning set forth in Section
7.

	"Registration Statement" means any registration statement of the Company that covers any of the Registrable Securities pursuant to the provisions of this Agreement (including any Shelf Registration Statement), and all amendments and supplements to any such registration statement, including post-effective amendments, in each case including the Prospectus, all exhibits, and all material incorporated by reference or deemed to be incorporated by reference in such registration statement.

	"Rule 144A" has the meaning set forth in Section 9(b).

	"Securities Act" means the Securities Act of 1933, as amended from time to time, or any successor statute, and the rules and regulations of the Commission promulgated thereunder.

	"Shelf Registration" has the meaning set forth in Section
2(a).

	"Shelf Registration Statement" has the meaning set forth in
Section 2(a).

	"Suspension Notice" has the meaning set forth in Section 5.

	"Suspension Period" has the meaning set forth in Section 5.

	"Target Effective Period" has the meaning set forth in
Section 2(a).

	"Warrants" mean the warrants to purchase up to 469,551 shares of Common Stock held by the Holders.

	"Warrant Shares" means the shares of Common Stock issuable upon the exercise of the Warrants.

	Section 2.  Shelf Registration.

	(a)	Filing; Effectiveness.  If, as of the Closing Date, one
or more shelf registration statements (the "Shelf Registration Statement") on the appropriate form for an offering to be made on a continuous basis pursuant to Rule 415 under the Securities Act
(or such successor rule or similar provision then in effect) covering all of the Registrable Securities (a "Shelf
Registration") are not effective or the effectiveness thereof has been suspended, then the Company shall use its reasonable business efforts to cause such Shelf Registration Statement to be effective as soon as practicable. Once the Shelf Registration Statement is effective, the Company shall use its reasonable business efforts to keep such Shelf Registration Statement continuously effective for a period (the "Target Effective
Period") ending with the earlier of (x) the sale of all Registrable Securities and (y) 36 months following the Closing
Date or, if later, the date on which such Shelf Registration
Statement is declared effective. The Company further agrees, if necessary, to supplement or amend the Shelf Registration
Statement, as required by the registration form used by the Company for such Shelf Registration Statement or by the instructions applicable to such registration form or by the Securities Act or as reasonably requested (which request shall result in the filing of a supplement or amendment) by any Holder of Registrable Securities to which such Shelf Registration
Statement relates (but only to the extent that such request by such Holder relates to information with respect to such Holder), and the Company agrees to furnish to each Holder, Holders'
Counsel and any managing underwriter copies of any such supplement or amendment prior to its being used and/or filed with the Commission. The Holders shall be permitted to withdraw all or any part of the Registrable Securities from a Shelf
Registration Statement (i) at any time prior to the effective date of such Shelf Registration Statement and (ii) in the event that on or after the effective date of such Shelf Registration Statement the Holders receive a Lock-up Request and such one or more withdrawing Holders elect to exercise their rights to a Piggy-Back Registration pursuant to Section 3 hereof.

	(b)	Liquidated Damages.

		(i)	If during the Target Effective Period a stop order
is imposed, for any other reason the effectiveness of the Shelf
Registration Statement is suspended or there is a Suspension
Period exceeding the length of time permitted by Section 5 hereof or not otherwise permitted by Section 5 hereof, then the Company shall pay liquidated damages to each Holder in an amount equal to $0.50 per 1,000 Common Shares (or in the case of any Warrant, $.50 per 1,000 Warrant Shares based on the number of Warrant
Shares issuable upon exercise of such Warrant) per week beginning on the date of such stop order, the date of such other suspension of effectiveness or the date on which such Suspension Period
Failed to comply with Section 5 hereof, as the case may be. If the stop order, other suspension of effectiveness of the Shelf
Registration Statement or excessive or impermissible Suspension
Period shall not have been cured within 90 days after such stop order was imposed, the effectiveness of such Shelf Registration
Statement was otherwise suspended or the Suspension Period failed to comply with Section 5 hereof, as the case may be, the weekly liquidated damages shall increase to $1.00 per 1,000 Common
Shares (or in the case of any Warrant, $1.00 per 1,000 Warrant
Shares based on the number of Warrant Shares issuable upon exercise of such Warrant). It the stop order, other suspension of effectiveness of the Shelf Registration Statement or excessive or impermissible Suspension Period shall not have been cured within 180 days after such stop order was imposed, the effectiveness of such Shelf Registration Statement was otherwise suspended or the Suspension Period failed to comply with
Section 5 hereof, as the case may be, the weekly liquidated damages shall increase to $1.50 per 1,000 Common Shares (or in the case of any Warrant, $1.50 per 1,000 Warrant Shares based on the number of Warrant Shares issuable upon exercise of such Warrant).

	(ii)	The liquidated damages to be paid to Holders
pursuant to this Section 2(b) shall begin to accrue on the date on which the event triggering such liquidated damages occurs and shall cease to accrue on the day after the reinstatement of effectiveness of the Shelf Registration Statement or the day after any excessive or impermissible Suspension Period ends, as the case may be.

	(iii)	The Registrable Securities with respect to
which liquidated damages shall accrue and be payable in accordance with this Section 2(b) shall be those Registrable Securities held by the Holders which are included or proposed to be included in the Shelf Registration Statement and which have not been sold pursuant to the Shelf Registration Statement or other public sale prior to the occurrence of the event triggering such liquidated damages. The Company shall pay the liquidated damages due with respect to any Registrable Securities at the end of each week during which such damages accrue. Liquidated damages shall be paid to the Holders of Registrable Securities entitled to receive such liquidated damages by wire transfer in immediately available funds to the accounts designated by such Holders.

	(iv)	The parties hereto agree that the liquidated
damages provided for in this Section 2(b) constitute a reasonable estimate of the damages that will be suffered by Holders of Registrable Securities by reason of the failure of the Shelf Registration Statement to remain effective, in accordance with this Agreement.

	(c)	Effective Registration.  A registration will not be
deemed to have been effected as a Shelf Registration unless the Shelf Registration Statement with respect thereto has been declared effective by the Commission and the Company has complied in all material respects with its obligations under this Agreement with respect thereto. If a Shelf Registration is deemed not to have been effected, then the Company shall continue to be obligated to effect a Shelf Registration pursuant to this
Section 2.

	(d)	Selection of Underwriter.  If the Holders so elect, the
offering of Registrable Securities pursuant to a Shelf
Registration Statement shall be in the form of an underwritten offering. If they so elect, the Holders participating in such Shelf Registration Statement shall select one or more nationally recognized firms of investment bankers to act as the book-running managing underwriter or underwriters in connection with such offering; provided that such selection shall be subject to the consent of the Company, which consent shall not be unreasonably withheld.

	Section 3.	Piggy-Back Registration.

	(a)	Request for Registration.  Each time the Company
proposes to file a registration statement under the Securities Act with respect to an offering by the Company for its own account or for the account of any of its securityholders of any class of equity security (other than (i) a registration statement on Form S-4 or S-8 (or any substitute form that is adopted by the Commission) or (ii) a registration statement filed in connection with an exchange offer or offering of securities solely to the Company's existing securityholders), and the form of registration statement to be used permits the registration of Registrable Securities, then the Company shall give written notice of such proposed filing to the Holders of Registrable Securities as soon as practicable (but in no event less than 20 days before the anticipated effective date), and such notice shall offer such Holders the opportunity to register such Registrable Securities as each such Holder may request (which request shall specify the Registrable Securities intended to be disposed of by such Holder and the intended method of distribution thereof) within 10 days after the date such notice is received by such Holder from the Company (a "Piggy-Back Registration"). The Company shall cause the managing underwriter or underwriters of a proposed underwritten offering to permit the Registrable Securities requested to be included in a Piggy-Back Registration to be included on the same terms and conditions as any similar securities of the Company or any other securityholder included therein and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method of distribution thereof. Any Holder shall have the right to withdraw its request for inclusion of its Registrable Securities in any registration statement pursuant to this Section 3 by giving written notice to the Company of such withdrawal no later than five days prior to the anticipated effective date. The Company may withdraw a Piggy-Back Registration at any time prior to the time it becomes effective, provided that the Company shall give prompt notice of such withdrawal to the Holders of Registrable Securities requested to be included in such Piggy-Back Registration.

	(b)	Reduction of Offering.  If the managing underwriter or
underwriters of an underwritten offering with respect to which Piggy-Back Registration has been requested as provided in Section
3(a) shall have informed the Company, in writing, that in the opinion of such underwriter or underwriters the total number of shares which the Company, Holders of Registrable Securities and any other Persons participating in such registration intend to include in such offering is such as to materially and adversely affect the success of such offering (including without limitation any material decrease in the proposed public offering price), then the number of shares to be offered for the account of all Persons (other than the Company) participating in such registration shall be reduced or limited (to zero if necessary) pro rata in proportion to the respective number of shares requested to be registered by such Persons to the extent necessary to reduce the total number of shares requested to be included in such offering to the number of shares, if any, recommended by such managing underwriter or underwriters.

	No registration effected under this Section 3, and no failure to effect a registration under this Section 3 shall relieve the Company of its obligation to effect a Shelf Registration pursuant to Section 2. No failure to effect a registration under this Section 3 and to complete the sale of Registrable Securities in connection therewith shall relieve the Company of any other obligation under this Agreement, including without limitation, the Company's obligations under Sections 7 and 8.

	Section 4.	Registration Procedures.

	In connection with the obligations of the Company to effect or cause the registration of any Registrable Securities pursuant to the terms and conditions of this Agreement, the Company shall use its reasonable business efforts to effect the registration and sale of such Registrable Securities in accordance with the intended method of distribution thereof as quickly as practicable, and in connection therewith:

	(a)	The Company shall prepare and file with the
Commission a Registration Statement on the appropriate form under the Securities Act, which form shall comply as to form in all materials respects with the requirements of the applicable form and include all financial statements required by the Commission to be filed therewith, and use its reasonable business efforts to cause such Registration Statement to become effective and remain effective in accordance with the provisions of this Agreement.

	 (b)	The Company shall promptly prepare and file with
the Commission such amendments and post-effective amendments to each Registration Statement as may be necessary to keep such Registration Statement effective for as long as such registration is required to remain effective pursuant to the terms hereof; shall cause the Prospectus to be supplemented by any required Prospectus supplement, and, as so supplemented, to be filed pursuant to Rule 424 under the Securities Act; and shall comply with the provisions of the Securities Act applicable to it with respect to the disposition of all Registrable Securities covered by such Registration Statement during the applicable period in accordance with the intended methods of disposition by the Holders set forth in such Registration Statement or supplement to the Prospectus;

	(c)	The Company shall promptly furnish to any Holder
and the underwriters, if any, without charge, such number of conformed copies of each Registration Statement and any post-effective amendment thereto and such number of copies of the Prospectus (including each preliminary Prospectus) and any amendments or supplements thereto, any documents incorporated by reference therein and such other documents as such Holder or underwriter may reasonably request in order to facilitate the public sale or other disposition of the Registrable Securities being sold by such Holder.

	(d)	The Company shall, on or prior to the date on
which a Registration Statement is declared effective, (i) use its reasonable business efforts to register or qualify the Registrable Securities covered by such Registration Statement under such other securities or "blue sky" laws of such states of the United States as any Holder or underwriter requests; (ii) do any and all other acts and things which may be necessary or advisable to enable such Holder to consummate the disposition of such Registrable Securities owned by such Holder; (iii) use its reasonable business efforts to keep each such registration or qualification (or exemption therefrom) effective during the period which the Registration Statement is required to be kept effective in accordance with the provisions of this Agreement; and (iv) do any and all other acts or things reasonably necessary or advisable to enable the disposition in such jurisdictions of such Registrable Securities; provided, however, that the Company shall not be required
(x) to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this Section 4(d), (y) to file any general consent to service of process, or (z) to subject itself to taxation in any jurisdiction where it would not otherwise be subject to taxation.

	(e)	The Company shall cause the Registrable Securities
covered by a Registration Statement to be registered with or approved by such other governmental agencies or authorities as may be necessary by virtue of the business and operations of the Company to enable the Holders to consummate the disposition of such Registrable Securities.

	(f)	The Company shall promptly notify each Holder,
Holders' Counsel and any underwriter in writing, (i) when a Prospectus or any Prospectus supplement or post-effective amendment has been filed and, with respect to a Registration Statement or any post-effective amendment, when the same has become effective, (ii) of any request by the Commission or any state securities authority for amendments and supplements to a Registration Statement and Prospectus or for additional information after the Registration Statement has become effective, (iii) of the issuance by the Commission of any stop order suspending the effectiveness of a Registration Statement or the initiation or threatening of any proceedings for that purpose, (iv) of the issuance by any state securities commission or other regulatory authority of any order suspending the qualification or exemption from qualification of any of the Registrable Securities under state securities or "blue sky" laws or the initiation of any proceedings for that purpose, (v) if, between the effective date of a Registration Statement and the closing of any sale of Registrable Securities covered thereby, the representations and warranties of the Company contained in any underwriting agreement, securities sales agreement or other similar agreement, if any, relating to the offering cease to be true and correct in all material respects, and (vi) of the happening of any event which makes any statement made in a Registration Statement or related Prospectus untrue or which requires the making of any changes in such Registration Statement or Prospectus so that they will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Immediately following expiration of any Suspension Period, the Company shall prepare and file with the Commission and furnish a supplement or amendment to such Prospectus so that, as thereafter deliverable to the purchasers of such Registrable Securities, such Prospectus will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

	(g)	The Company shall make generally available to the
Holders an earnings statement satisfying the provisions of
Section 11(a) of the Securities Act no later than 45 days
(90 days in the event it relates to a fiscal year) after the end of the 12-month period beginning with the first day of the Company's first fiscal quarter commencing after the effective date of a Registration Statement, which earnings statement shall cover said 12-month period, and which requirement will be deemed to be satisfied if the Company timely files complete and accurate information on forms
10-Q, 10-K and 8-K under the Exchange Act and otherwise complies with Rule 158 under the Securities Act.

	(h)	The Company shall promptly use its reasonable
business efforts to prevent the issuance of any order suspending the effectiveness of a Registration Statement, and if one is issued use its reasonable business efforts to obtain the withdrawal of any order suspending the effectiveness of a Registration Statement at the earliest possible moment.

	(i)	The Company shall, if requested by the managing
underwriter or underwriters, if any, Holders' Counsel, or any Holder promptly incorporate in a Prospectus supplement or post-effective amendment such information as such managing underwriter or underwriters reasonably requests, or Holders' Counsel reasonably requests, to be included therein, including, without limitation, with respect to the Registrable Securities being sold by such Holder to such underwriter or underwriters, the purchase price being paid therefor by such underwriter or underwriters and with respect to any other terms of an underwritten offering of the Registrable Securities to be sold in such offering, and promptly make all required filings of such Prospectus supplement or post-effective amendment.

	(j)	The Company shall, as promptly as practicable
after filing with the Commission any document which is incorporated by reference into a Registration Statement (in the form in which it was incorporated), deliver a copy of each such document to each of the Holders and to Holders' Counsel.

	(k)	The Company shall cooperate with the Holders and
the managing underwriter or underwriters, if any, to facilitate the timely preparation and delivery of certificates (which shall not bear any restrictive legends unless required under applicable law) representing securities sold under a Registration Statement, and enable such securities to be in such denominations and registered in such names as the managing underwriter or underwriters, if any, or such Holders may reasonably request and keep available and make available to the Company's transfer agent prior to the effectiveness of such Registration Statement a supply of such certificates.

	(l)	The Company shall enter into such customary
agreements (including, if applicable, an underwriting agreement in customary form) and take such other actions as the Holders or the underwriters retained by the Holders participating in an underwritten public offering, if any, may reasonably request in order to expedite or facilitate the disposition of Registrable Securities.

	(m)	The Company shall promptly make available to each
Holder, any underwriter participating in any disposition pursuant to a Registration Statement, and any attorney, accountant or other agent or representative retained by any such Holder or underwriter (collectively, the "Inspectors"), all financial and other records, pertinent corporate documents and properties of the Company (collectively, the "Records"), as shall be reasonably necessary to enable them to exercise their due diligence responsibility, and cause the Company's officers, directors and employees to supply all information reasonably requested by any such Inspector in connection with such Registration Statement; provided that, unless the disclosure of such Records is necessary to avoid or correct a misstatement or omission in such Registration Statement or the release of such Records is ordered pursuant to a subpoena or other order from a court of competent jurisdiction, the Company shall not be required to provide any information under this paragraph (1) if the Company believes, after consultation with counsel for the Company and counsel for the Holders, that to do so would cause the Company to forfeit an attorney-client privilege that was applicable to such information or (2) if either (i) the Company has requested and been granted from the Commission confidential treatment of such information contained in any filing with the Commission or documents provided supplementally or otherwise or (ii) the Company reasonably determines in good faith that such Records are confidential and so notifies the Inspectors in writing unless prior to furnishing any such information with respect to (i) or (ii) such Holder of Registrable Securities requesting such information agrees to enter into a confidentiality agreement in customary form and subject to customary exceptions; and provided, further that each Holder of Registrable Securities agrees that it will, upon learning that disclosure of such Records is sought in a court of competent jurisdiction, give notice to the Company and allow the Company at its expense, to undertake appropriate action and to prevent disclosure of the Records deemed confidential.

	(n)	In the case of any underwritten public offering,
the Company shall furnish to each Holder and to each underwriter a signed counterpart, addressed to such Holder or underwriter, of (i) an opinion or opinions of counsel to the Company, and (ii) a comfort letter or comfort letters from the Company's independent public accountants, each in customary form and covering such matters of the type customarily covered by opinions or comfort letters, as the case may be, as the managing underwriter therefor reasonably requests.

	(o)	The Company shall cause the shares of Common Stock
included in a Registration Statement to be listed on the American Stock Exchange or such other securities exchange on which similar securities issued by the Company are then listed.

	(p)	The Company shall provide a CUSIP number for all
Registrable Securities covered by a Registration Statement not later than the effective date of such Registration
Statement.

	(q)	The Company shall cooperate with each Holder and
each underwriter participating in the disposition of Registrable Securities and their respective counsel in connection with any filings required to be made with the National Association of Securities Dealers, Inc. ("NASD").

	(r)	The Company shall, during the period when the
Prospectus is required to be delivered under the Securities Act, promptly file all documents required to be filed with the Commission pursuant to Sections 13(a), 13(c), 14 or
15(d) of the Exchange Act.

	(s)	The Company shall appoint a transfer agent and
registrar for all the shares of Common Stock covered by a Registration Statement not later than the effective date of such Registration Statement.

	(t)	In connection with an underwritten offering, the
Company will participate, to the extent reasonably requested by the managing underwriter for the offering or the Holders, in customary efforts to sell the securities under the offering, including without limitation, participating in "road shows."

	Section 5.  Suspension Period.

	In the case of a Shelf Registration Statement, each Holder, upon receipt of any notice (a "Suspension Notice") from the Company of the happening of any event of the kind described in
Section 4(f)(vi) or of any event which, in the Company's reasonable business judgment, could become such an event, shall forthwith discontinue disposition of the Registrable Securities pursuant to the Shelf Registration Statement covering such Registrable Securities until such Holder's receipt of the copies of the supplemented or amended Prospectus contemplated by Section 4(f) or until it is advised in writing (the "Advice") by the Company that the use of the Prospectus may be resumed, and has received copies of any additional or supplemental filings which are incorporated by reference in the Prospectus, and, if so directed by the Company, such Holder will, or will request the managing underwriter or underwriters, if any, to, deliver to the Company (at the Company's expense) all copies, other than permanent file copies then in such Holder's possession, of the Prospectus covering such Registrable Securities current at the time of receipt of such notice; provided, however, that (w) the Company shall not give a Suspension Notice until after the Shelf Registration Statement has been declared effective, (x) the Company shall not give more than three Suspension Notices during any period of twelve consecutive months, (y) in no event shall the period from the date on which any Holder receives a Suspension Notice to the date on which any Holder receives either the Advice or copies of the supplemented or amended Prospectus contemplated by Section 4(f) (the "Suspension Period") exceed 60 days and (z) in no event shall the aggregate length of all Suspension Periods during any period of twelve consecutive months exceed 90 days. In the event that the Company shall give any Suspension Notice, (i) the Company shall use its reasonable business efforts and take such actions as are reasonably necessary to render the Advice and end the Suspension Period as promptly as practicable and (ii) the time periods for which a Shelf Registration Statement is required to be kept effective pursuant to Section 2 hereof shall be extended by the number of days during the Suspension Period.

Section 6.	Holder Information.

	 If any Registration Statement refers to any Holder by name or otherwise as the holder of any securities of the Company, then such Holder shall have the right, to the extent permitted by law, to require (i) the insertion therein of language, in form and substance reasonably satisfactory to such Holder, to the effect that the holding by such Holder of such securities is not to be construed as a recommendation by such Holder of the investment quality of the Company's securities covered thereby and that such holding does not imply that such Holder will assist in meeting any future financial requirements of the Company, or (ii) in the event that such reference to such Holder by name or otherwise is not required by the Securities Act or any similar Federal or state "blue sky" statute and the rules and regulations thereunder then in force, the deletion of the reference to such Holder.

	Section 7.	Registration Expenses.

	Any and all expenses incident to the Company's performance of or compliance with this Agreement, including without limitation all Commission and securities exchange, NASDAQ or NASD registration and filing fees, all fees and expenses incurred in connection with compliance with state securities or "blue sky" laws (including reasonable fees and disbursements of counsel for any underwriters in connection with "blue sky" qualifications of the Registrable Securities), printing expenses, messenger and delivery expenses, internal expenses (including, without limitation, all salaries and expenses of the Company's officers and employees performing legal or accounting duties), all expenses for word processing, printing and distributing any Registration Statement, any Prospectus, any amendments or supplements thereto, any underwriting agreements, securities sales agreements and other documents relating to the performance of and compliance with this Agreement, the fees and expenses incurred in connection with the listing of the Registrable Securities, the fees and disbursements of counsel for the Company and of the independent certified public accountants of the Company (including the expenses of any comfort letters or costs associated with the delivery by independent certified public accountants of a comfort letter or comfort letter requested pursuant to Section 4(n)) Securities Act liability insurance (if the Company elects to obtain such insurance), the reasonable fees and expenses of any special experts or other Persons retained by the Company in connection with any registration, the reasonable fees and disbursements of Holders' Counsel and any reasonable out-of-pocket expenses of the Holders and their agents (other than their counsel) including any reasonable travel costs (all such expenses being herein called "Registration Expenses"), will be borne by the Company whether or not the Registration Statement to which such expenses relate becomes effective provided, however, that Registration Expenses shall not include (i) underwriting discounts and commissions and transfer taxes, if any, relating to the sale or disposition of Registrable
Securities or (ii) any fees or expenses of any counsel, accountants or other persons retained or employed by the Holders other than as provided above.

	Section 8.	Indemnification and Contribution.

	(a)	Indemnification by the Company.  The Company agrees to
indemnify and hold harmless, to the full extent permitted by law, each Holder, its partners, officers, directors, trustees, stockholders, employees, agents and investment advisers, and each Person who controls such Holder within the meaning of either
Section 15 of the Securities Act or Section 20 of the Exchange
Act, or is under common control with, or is controlled by, such Holder, together with the partners, officers, directors, trustees, stockholders, employees and agents of such controlling Person (collectively, the "Controlling Persons"), from and against all losses, claims, damages, liabilities and expenses (including without limitation any legal or other fees and expenses reasonably incurred by any Holder or any such Controlling Person in connection with defending or investigating any action or claim in respect thereof) (collectively, the "Damages") to which such Holder, its partners, officers, directors, trustees, stockholders, employees, agents and investment advisers, and any such Controlling Person may become subject under the Securities Act or otherwise, insofar as such Damages (or proceedings in respect thereof) arise out of or are based upon any untrue or alleged untrue statement of material fact contained in any Registration Statement (or any amendment thereto) pursuant to which Registrable Securities were registered under the Securities Act, including all documents incorporated therein by reference, or caused by any omission or alleged omission to state therein a material fact necessary to make the statements therein in light of the circumstances under which they were made not misleading, or caused by any untrue statement or alleged untrue statement of a material fact contained in any Prospectus (as amended or supplemented if the Company shall have furnished any amendments or supplements thereto), or caused by any omission or alleged omission to state therein a material fact necessary to make the statements therein in light of the circumstances under which they were made not misleading, except insofar as such Damages arise out of or are based upon any such untrue statement or omission based upon information relating to such Holder furnished in writing to the Company by such Holder expressly for use therein. In connection with an underwritten offering, the Company will indemnify the underwriters thereof, their officers and directors and each Person who controls such underwriters (within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act) to the same extent as provided above with respect to the indemnification of the Holders of Registrable Securities except with respect to information provided by the underwriter specifically for inclusion therein.

	(b)	Indemnification by the Holders.  Each Holder agrees,
severally and not jointly, to indemnify and hold harmless the Company, its directors, officers and each Person, if any, who controls the Company within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act to the same extent as the foregoing indemnity from the Company to such Holder, but only with reference to information relating to such Holder furnished to the Company in writing by such selling Holder expressly for use in any Registration Statement (or any amendment thereto) or any Prospectus (or any amendment or supplement thereto); provided, however, that such selling Holder shall not be obligated to provide such indemnity to the extent that such Damages result from the failure of the Company to promptly amend or take action to correct or supplement any such Registration Statement or Prospectus on the basis of corrected or supplemental information provided in writing by such selling Holder to the Company expressly for such purpose. In no event shall the liability of any Holder of Registrable Securities hereunder be greater in amount than the amount of the proceeds received by such Holder upon the sale of the Registrable Securities giving rise to such indemnification obligation.

	(c)	Indemnification Procedures.  In case any proceeding
(including any governmental investigation) shall be instituted involving any Person in respect of which indemnity may be sought pursuant to either paragraph (a) or (b) above, such Person (the "indemnified party") shall promptly notify the Person against whom such indemnity may be sought (the "indemnifying party") in writing and the indemnifying party shall retain counsel reasonably satisfactory to the indemnified party to represent the indemnified party and any others the indemnifying party may designate in such proceedings and shall pay the fees and disbursements of such counsel relating to such proceeding. In any such proceeding, any indemnified party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless
(i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel, or (ii) the indemnifying party fails promptly to assume the defense of such proceeding or fails to employ counsel reasonably satisfactory to such indemnified party or parties, or (iii) (A) the named parties to any such proceeding (including any impleaded parties) include both such indemnified party or parties and any indemnifying party or an Affiliate of such indemnified party or parties or of any indemnifying party, (B) there may be one or more defenses available to such indemnified party or parties or such Affiliate of such indemnified party or parties that are different from or additional to those available to any indemnifying party or such Affiliate of any indemnifying party and (C) such indemnified party or parties shall have been advised by such counsel that there may exist a conflict of interest between or among such indemnified party or parties or such Affiliate of such indemnified party or parties and any indemnifying party or such Affiliate of any indemnifying party, in which case, if such indemnified party or parties notifies the indemnifying party or parties in writing that it elects to employ separate counsel of its choice at the expense of the indemnifying parties, the indemnifying parties shall not have the right to assume the defense thereof and such counsel shall be at the expense of the indemnifying parties, it being understood, however, that unless there exists a conflict among indemnified parties, the indemnifying parties shall not, in connection with any one such proceeding or separate but substantially similar or related proceedings in the same jurisdiction, arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate firm of attorneys (together with appropriate local counsel) at any time for such indemnified party or parties. The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent but, if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party or parties from and against any loss or liability by reason of such settlement or judgment. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened proceeding in respect of which such indemnified party is a party, and indemnity could have been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding.

	(d)	Contribution.  To the extent that the indemnification
provided for in paragraph (a) or (b) of this Section 8 is unavailable to an indemnified party or insufficient in respect of any Damages, then each indemnifying party under such paragraph, in lieu of indemnifying such indemnified party thereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such Damages in such proportion as is appropriate to reflect the relative fault of the Company on the one hand and the Holders on the other hand in connection with the statements or omissions that resulted in such Damages, as well as any other relevant equitable considerations. The relative fault of the Company on the one hand and of the Holders on the other hand shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or by the Holders and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

	Notwithstanding the provisions of this Section 8(d), no Holder shall be required to contribute any amount in excess of the amount by which the total price at which the Registrable Securities of such Holder were offered to the public (less any underwriting discounts and commissions) exceeds the amount of any damages which such Holder has otherwise been required to pay by reason of such untrue statement or omission. Each Holder's obligation to contribute pursuant to this Section 8(d) is several in the proportion that the proceeds of the offering received by such Holder bears to the total proceeds of the offering received by all the Holders and not joint.

	If indemnification is available under paragraph (a) or (b) of this Section 8, the indemnifying parties shall indemnify each indemnified party to the full extent provided in such paragraphs without regard to the relative fault of said indemnifying party or indemnified party or any other equitable consideration provided for in this Section 8(d).

	The Company and each Holder agrees that it would not be just or equitable if contribution pursuant to this Section 8(d) were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to herein. The amount paid or payable by an indemnified party as a result of the Damages referred to in this Section 8 shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred (and not otherwise reimbursed) by such indemnified party in connection with investigating or defending any such action or claim. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The remedies provided for in this Section 8 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any indemnified party at law or in equity.

	Section 9.	Rule 144 Provisions.

	(a)	Rule 144.  The Company covenants that it will file any
reports required to be filed by it under the Securities Act and the Exchange Act (or, if the Company is not required to file such reports, it will, upon the request of any Holder, make publicly available other information so long as necessary to permit sales under Rule 144 under the Securities Act), and it will take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell Registrable Securities without registration under the Securities
Act within the limitation of the exemptions provided by (a) Rule
144 under the Securities Act, as such Rules may be amended from time to time, or (b) any similar rule or regulation hereafter adopted by the Commission. Upon the request of any Holder, the Company will deliver to such Holder a written statement as to whether it has complied with such requirements.

	(b)	Rule 144A.  Upon the request of any Holder, the Company
shall deliver to such holder within 10 days following receipt by the Company of such request, the information required by Section
(d)(4) of Rule 144A under the Securities Act, as such rule may be amended from time to time or any similar rule or regulation hereafter adopted by the Commission ("Rule 144A"), and will take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell Registrable Securities without registration under the Securities Act within the limitations or the exemptions provided by Rule 144A. All information shall be "reasonably current" as defined in Rule 144A.

	Section 10.	Restrictions on Sale by the Company and
Others.

	In the event of an underwritten public offering for the account of the Company with respect to which the Holders have the right to exercise their rights to Piggy-Back Registration pursuant to Section 3 hereof, upon the written request (the "Lock-up Request") of the managing underwriter (or underwriters) of such offering, which request shall be made at least 20 days prior to the anticipated effective date of the Registration Statement for such offering, each Holder agrees not to effect any public sale or distribution of any securities similar to those being registered in such offering (other than pursuant to such offering), including without limitation, through sales of Registrable Securities pursuant to the Shelf Registration Statement, during the 10 days prior to, and during the 90-day period beginning on, the effective date of the Registration Statement relating to such offering.

	Section 11.	Miscellaneous.

	(a)	Amendments and Waivers.  The provisions of this
Agreement, including the provisions of this sentence, may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given unless the Company has obtained the written consent of the Holders of a majority in interest of the Registrable Securities then outstanding.

	(b)	Notices.  All notices and other communications provided
for or permitted hereunder shall be in writing and shall be deemed to have been duly given if delivered personally or sent by telecopier, registered or certified mail (return receipt requested), postage prepaid or courier to the parties at their respective addresses set forth on the signature pages hereof (or at such other address for any party as shall be specified by like notice, provided that notices of a change of address shall be effective only upon receipt thereof). All such notices and communications shall be deemed to have been received: at the time delivered by hand, if personally delivered; five business days after being deposited in the mail, postage prepaid, if mailed; when receipt is acknowledged, if telecopied; and on the next business day if timely delivered to a courier guaranteeing overnight delivery.

	(c)	Successors and Assigns.  This Agreement shall inure to
the benefit of and be binding upon the successors, assigns and transferees of each of the parties, including, without limitation and without the need for an express assignment, subsequent
Holders.  If any transferee of any Holder shall acquire
Registrable Securities in any manner, whether by operation of law or otherwise, such Registrable Securities shall be held subject to all of the terms of this Agreement, and by taking and holding such Registrable Securities such person shall be conclusively deemed to have agreed to be bound by and to perform all of the terms and provisions of this Agreement and such person shall be entitled to receive the benefits hereof.

	(d)	Counterparts.  This Agreement may be executed in any
number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

	(e)	Headings.  The headings in this Agreement are for
convenience of reference only and shall not limit or otherwise affect the meaning hereof.

	(f)	Governing Law.  This Agreement shall be governed by and
construed in accordance with the laws of the State of New York without regard to principles of conflicts of law.

	(g)	Severability.  In the event that any one or more of the
provisions contained herein, or the application thereof in any circumstances, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be in any way impaired thereby, it being intended that all of the rights and privileges of the Holders shall be enforceable to the fullest extent permitted by law.

	(h)	Entire Agreement.  This Agreement is intended by the
parties as a final expression of their agreement and is intended to be the complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein. This Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter.

	(i)	Attorneys' Fees.  In any action or proceeding brought
to enforce any provision of this Agreement or where any provision hereof is validly asserted as a defense, the successful party shall, to the extent permitted by applicable law, be entitled to recover reasonable attorneys' fees and expenses in addition to any other available remedy.

	(j)	Further Assurances.  Each party shall cooperate and
take such action as may be reasonably requested by another party in order to carry out the provisions and purposes of this Agreement and the transactions contemplated hereby.

	(k)	Remedies. Except as provided in Section 2 of this
Agreement with respect to liquidated damages, in the event of a breach or a threatened breach by any party to this Agreement of its obligations under this Agreement, any party injured or to be injured by such breach will be entitled to specific performance of its rights under this Agreement or to injunctive relief, in addition to being entitled to exercise all rights provided in this Agreement and granted by law. Except as otherwise provided in Section 2 of this Agreement with respect to liquidated damages, the parties agree that the provisions of this Agreement shall be specifically enforceable, it being agreed by the parties that the remedy at law, including monetary damages, is inadequate and that any objection in any action for specific performance or injunctive relief that a remedy at law would be adequate is waived.

	(l)	Limitation of Liability.  Each party to this Agreement
hereby acknowledges and agrees to the limitation of liability with respect to certain of the Holders as set forth on such Holder's signature page.


	IN WITNESS WHEREOF, the parties have caused this Registration Rights Agreement to be duly executed by their respective officers hereunto duly authorized, as of the day and year first above written.


KEY ENERGY GROUP, INC.



By:
      Name:	Francis D. John
      Title: 	Chief Executive Officer

Address:	255 Livingston Avenue
		New Brunswick, New Jersey  08901
		Telecopier:  (908) 247-5148